NEWS RELEASE

Crosshair Maintains Labrador Claims

Dated: January 13, 2009	(NYSE Alternext US: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Alternext US: CXZ) (TSX: CXX) (“Crosshair”) provides further information regarding its land package in Labrador following Crosshair’s January 7, 2009 News Release announcing that Crosshair and Target Exploration and Mining Corp. (“Target”) agree to combine to create a solid North American uranium asset base. Crosshair currently controls 7133 claims (178,325 hectares) in the Central Mineral Belt (CMB) of Labrador.

Crosshair’s original land package, which was once controlled by Shell Canada Resources in the 1960’s and 70’s, is host to the C Zone – Area 1 – Armstrong Corridor, which has a current National Instrument (NI) 43-101 indicated resource of 5.19 million (M) pounds (lbs) of uranium (U3O8) (6.92 million tonnes at 0.034% U3O8) and an additional inferred resource of 5.82 M lbs of U3O8 (8.17 million tonnes at 0.032% U3O8) between all three zones. All three zones remain open for expansion along strike and to depth. The claims acquired in May 2008 host the Two Time Deposit, which has an existing NI 43-101 indicated resource of 2.33M lbs of U3O8 (1.82 million tonnes at 0.058% U3O8) and an additional inferred resource of 3.73 M lbs of U3O8 (3.16 million tonnes at 0.053% U3O8), also open for expansion. The complete resource estimate can be found in the NI 43-101 report entitled Technical Report on the Central Mineral Belt Uranium Project, Labrador, Canada dated July 31 2008, as well as on Crosshair’s website.

The majority of the claims in Labrador are in good standing under provincial work assessment rules until 2012 and some claims are in good standing as late as 2018, meaning no work is required on these claims for the foreseeable future. Crosshair will only undertake the minimum amount of work on the balance of the claims to maintain the assets in Labrador and keep them in good standing until the 3 year moratorium (announced March 2008) on uranium mining and milling on the Labrador Inuit Lands (LIL) is lifted. When and if that occurs, Crosshair will resume its exploration and development activities and continue drilling with the goal of expanding its resources.

“We are committed to maintain the integrity of the assets in Labrador for the benefit of our shareholders,” says Mark Morabito, President and CEO of Crosshair. ”Fortunately we are in a position to do so with minimal cash outlays for the next several years. We remain hopeful that the situation in Labrador will resolve itself within the next two years after the original 3 year time frame has expired and look forward to resuming our aggressive Labrador uranium resource expansion program in due course.”

Change of Board Members

Crosshair announces the resignation of Ron Atlas from the Board of Directors. Mr. Atlas is the Chairman and CEO of Universal Uranium Ltd. and the Board of Directors would like to thank Mr. Atlas for his services. Stewart Wallis, President of Target, will be appointed to the Board of Directors upon completion of the merger.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization. All of Crosshair’s currently defined resources (C Zone, Area 1, Armstrong and Two Time Zone) fall outside of Labrador Inuit Lands. These assets are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.

Sally Gillies, M.Sc., P.Geo., Lonestar Division General Manager of Crosshair and a Qualified Person as defined in National Instrument 43-101, has reviewed and is responsible for the technical information contained in this news release.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"
President & Chief Executive Officer

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com	www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.